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                                                    Filed by Global Sports, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                              Subject Company: Ashford.com, Inc.
                                                   Commission File No. 000-27357





FOR IMMEDIATE RELEASE
---------------------


                GLOBAL SPORTS, INC. TO ACQUIRE ASHFORD.COM, INC.

       Transaction Expected to be Accretive to Global Sports' 2002 Results

    Global Sports to Utilize Ashford.com as a Platform to Extend E-Commerce
      Outsource Solution to the Luxury Goods and Corporate Gifts Categories

KING OF PRUSSIA, PENNSYLVANIA and HOUSTON, TEXAS, Friday, September 14, 2001 -- GLOBAL SPORTS, INC. (NASDAQ: GSPT), a leading outsource solution provider for e-commerce, and ASHFORD.COM, INC. (NASDAQ: ASFD), a leading e-commerce luxury goods and corporate gifts company, announced today that Global Sports has entered into a definitive merger agreement to acquire all of the outstanding shares of Ashford.com.

Under the terms of the merger agreement, upon consummation of the merger, Ashford.com stockholders will receive 0.0076 of a share of Global Sports common stock and $0.125 cash for each share of Ashford.com common stock. Global Sports expects to issue approximately 430,000 shares of common stock and pay approximately $7.1 million of cash in exchange for all of the outstanding shares of Ashford.com. Based on the closing price of Global Sports common stock on September 10, 2001, the transaction is valued at approximately $14.2 million. The transaction, which will be accounted for as a purchase, is expected to close in late 2001 or early 2002, subject to the satisfaction of certain customary closing conditions, including approval of the stockholders of Ashford.com. As of June 30, 2001, Ashford.com had a tangible net worth of $27.9 million including approximately $8.6 million in cash, cash equivalents and accounts receivable, and approximately $18.4 million in inventory.


Transaction Expected to be Accretive to Global Sports' 2002 Results

Global Sports anticipates that its sales and pro forma earnings in 2002 will exceed the current average of analysts' expectations due to the expected positive impact from the acquisition of Ashford.com and the subsequent elimination of costs by using the Global Sports e-commerce platform.

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Fiscal 2002 Expectations

     o Net revenue is now expected to exceed $200 million compared to the current average of analysts' expectations of $185 million.

     o Pro forma operating profit is now expected to exceed $11 million compared to the current average of analysts' expectations of $10 million.

     o Cash and cash equivalents continue to be expected to exceed $100 million on December 31, 2001.

Pro forma operating profit excludes all non-cash charges, including stock-based compensation and depreciation and amortization expenses.


Global Sports to Utilize Ashford.com as a Platform to Extend E-Commerce Outsource Solution for the Luxury Goods and Corporate Gifts Categories

Following consummation of the transaction, Global Sports intends to extend its outsource e-commerce solution to retailers in the luxury goods category and expand Ashford.com's e-commerce outsource solution in the corporate gifts category. Ashford.com already manages e-commerce corporate gift programs for a number of Fortune 500 companies. Ashford.com would become the 24th e-commerce Web site to run on Global Sports' e-commerce platform and the first within the luxury goods and corporate gifts categories.

Michael G. Rubin, Chairman and Chief Executive Officer of Global Sports, Inc., commented, "This acquisition represents a significant step forward in our strategy to expand selectively beyond our initial category of sporting goods. Importantly, in addition to the growth potential of extending our platform to operate Web sites within the luxury goods and corporate gifts categories, we expect that this acquisition will meet our principal criteria for category expansion initiatives by being incrementally profitable."

Commenting on the transaction, David Gow, Chief Executive Officer of Ashford.com, said, "I am extremely proud of our people and the company's accomplishments in successfully building a leadership position in the online luxury goods and corporate gifts categories. We believe that Ashford.com will provide an incredible platform for Global Sports to implement its unique business model to operate multiple Web sites within our categories."


About Global Sports, Inc.

Global Sports is a leading outsource solution provider for e-commerce. The company develops and operates e-commerce businesses for retailers, media companies, and professional sports organizations. The Global Sports' platform includes Web site design and development, e-commerce technology, customer service, fulfillment, merchandising, content development and management, and online and database marketing.


About Ashford.com, Inc.

Ashford.com is a e-commerce luxury goods and corporate gifts company. The company's two e-commerce sites, www.ashford.com and
                                ---------------
www.ashfordcorporategifts.com, offer 12,000 attractive gifts and rewards,
-----------------------------
including watches, jewelry, fragrances, leather accessories, diamonds, sunglasses, and writing instruments from 300 leading brands.


Forward-Looking Statements

All statements made in this release, other than statements of historical fact, are forward-looking statements. The words "anticipate", "believe", "estimate", "expect", "intend", "will", "guidance", and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the businesses of Global Sports and Ashford.com and the industries and markets in which the companies operate. Those statements are not guarantees of future performance and involve risks, uncertainties and assumptions which will be difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by

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those forward-looking statements. Factors which may affect Global Sports' and
Ashford.com's businesses, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which they operate generally, changes affecting the Internet and e-commerce, the ability of the companies to maintain relationships with strategic partners and suppliers, the ability of the companies to timely and successfully develop, maintain and protect their technology and product and service offerings and execute operationally, and the ability of the companies to attract and retain qualified personnel. More information about potential factors that could affect Global Sports and Ashford.com can be found in their most recent Forms 10-K, Forms 10-Q and other reports and statements filed by Global Sports and Ashford.com with the Securities and Exchange Commission. Each of Global Sports and Ashford.com expressly disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated by it.


Additional Information and Where to Find It

Global Sports plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Ashford.com expects to mail a Proxy Statement/Prospectus to stockholders of Ashford.com containing information about the merger. Investors and security holders of Ashford.com are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/ Prospectus will contain important information about Global Sports, Ashford.com, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy
                           ------------------
Statement/Prospectus and these other documents may also be obtained from Ashford.com by directing a request through the Ashford.com Web site at http://www.ashford.com or by mail to Ashford.com at Ashford.com, Inc.,
----------------------
Attention: Investor Relations Department, 3800 Buffalo Speedway, Suite 400, Houston, TX 77098.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Global Sports and Ashford.com file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Global Sports and Ashford.com at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Global Sports' and Ashford.com's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.
           ------------------


Interests of Certain Persons in the Merger

The directors and executive officers of Global Sports and Ashford.com have interests in the merger, some of which may differ from, or may be in addition to, those of Ashford.com's stockholders generally. A description of the interests that Global Sports' and Ashford.com's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.


Solicitation of Proxies

Ashford.com, its directors, executive officers and certain other members of Ashford.com's management and employees may be soliciting proxies from Ashford.com's stockholders in favor of the merger. The directors and officers of Global Sports may be deemed to be participants in Ashford.com's solicitation of proxies. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when it is filed with the Securities and Exchange Commission.

Global Sports Contact:
Patricia Henderson
(610) 491-7013
hendersonp@globalsports.com
---------------------------


Ashford.com Contact:
Thane Ryland
(608) 227-4163
tryland@ashford.com
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